UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Aenza S.A.A. (the “Company”) hereby informs that, on October 18, 2022, the Company received a letter (the “Notice”) from the New York Stock Exchange (the “NYSE”) notifying the Company that it is below criteria with respect to the average closing price criteria of the continued listing standard of the NYSE applicable to the Company’s American Depositary Shares (“ADSs”) because, as of October 17, 2022, the average closing price of the Company’s ADSs was less than US$1.00 per ADS over a consecutive 30 trading-day period (the “ADS price deficiency”).

Pursuant to Section 802.01C of the NYSE Listed Company Manual and the Notice, the Company has six months (the “Cure Period”) following receipt of the Notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the Cure Period, both a $1.00 closing share price on the last trading day of the Cure Period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

The Notice has no immediate effect on the Company’s NYSE listing or the trading of its ADSs. The Company has notified the NYSE on October 27, 2022 of its intent to cure the ADS price deficiency. To address the ADS price deficiency, the Company intends to change the ratio of its ADSs to its ordinary shares. The Company will monitor the market conditions of its listed securities and is considering all alternatives available to it. During the Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to its compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its products; the Company’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ FREDY CHALCO

Name: Fredy Chalco Aguilar

Title: Stock Representative

Date: October 31, 2022